UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 17, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Chief Medical Officer

On May 9, 2022, Ambrx Biopharma Inc. (the “Company”) appointed Janice Lu, M.D., Ph.D. as the Company’s Chief Medical Officer.

Prior to joining the Company, Dr. Lu served as a Clinical Professor of Medicine in the Division of Medical Oncology at the University of Southern California (USC) Norris Comprehensive Cancer Center from February 2016 to May 2022, Medical Director for the USC Comprehensive Breast Cancer Program from April 2018 to May 2022, and as the Director of breast cancer clinical trials at the USC Norris Comprehensive Cancer Center from February 2016 to May 2022. From July 2014 to January 2016, Dr. Lu served as an Associate Professor of Clinical Medicine in the Division of Hematology and Oncology at the University of California, Los Angeles. Dr. Lu also previously served as the Director of the Breast Medical Oncology Program at State University of New York, Stony Brook from April 2006 to May 2014. Dr. Lu holds an M.D. from Peking University School of Medicine and a Ph.D. in Molecular Biology and Cell Biology from Syracuse University.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-257264) and Registration Statement on Form S-8 (File No. 333-264490).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Feng Tian
Name:	Feng Tian, Ph.D.
Title:	Chief Executive Officer

Date: May 17, 2022